FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


For the month of         October                                       2005
                         ------------------------------------------  ----------
Commission File Number   000-29898
                         ------------------------------------------  ----------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                     Form 40-F    X
                        ------------                    -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No   X
                       ---------                --------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 DOCUMENT INDEX


Document
--------

   1. Consolidated financial statements and notes thereto for the three and six month periods ended August 27, 2005 and August 28, 2004, prepared in accordance with U.S.
                generally accepted accounting principles.

   2. Management's discussion and analysis of financial condition and results of operations for the three months and six months ended August 27, 2005 compared to the three months and six months ended August 28, 2004.

   3            Form 52-109FT2 Certification of Interim Filings - Co-CEO
                (James Balsillie).

   4            Form 52-109FT2 Certification of Interim Filings - Co-CEO
                (Michael Lazaridis).

   5            Form 52-109FT2 Certification of Interim Filings - CFO
                (Dennis Kavelman).

                                                                     Document 1


                                           Research In Motion Limited
                                     Incorporated under the Laws of Ontario
                                (United States dollars, in thousands)(unaudited)
                                 Prepared in Accordance with U.S. GAAP (note 1)

                                           Consolidated Balance Sheets


                                                                                           As at
                                                                              August 27,          February 26,
                                                                                 2005                 2005
                                                                           ----------------     ----------------
Assets
 Current

   Cash and cash equivalents (note 13(a))                                     $  1,083,390         $    610,354
   Short-term investments (note 6)                                                 123,593              315,495
   Trade receivables                                                               232,816              210,459
   Other receivables                                                                49,962               30,416
   Inventory (note 5)                                                               83,922               92,489
   Restricted cash (note 10)                                                       162,802              111,978
   Other current assets (note 9)                                                    30,470               22,857
   Deferred income tax asset (note 11)                                              97,783              150,200
                                                                           ----------------     ----------------
                                                                                 1,864,738            1,544,248

Investments (note 6)                                                               691,598              753,868

Capital assets (note 7)                                                            269,907              210,112

Intangible assets (note 8)                                                          87,891               83,740

Goodwill                                                                            29,026               29,026
                                                                           ----------------     ----------------
                                                                              $  2,943,160         $  2,620,994
                                                                           ================     ================

Liabilities
 Current

   Accounts payable                                                           $    101,439         $     68,464
   Accrued liabilities                                                             106,464               87,133
   Accrued litigation and related expenses (note 10)                               461,773              455,610
   Income taxes payable                                                              9,407                3,149
   Deferred revenue                                                                 16,710               16,235
   Current portion of long-term debt                                                   239                  223
                                                                           ----------------     ----------------
                                                                                   696,032              630,814

Long-term debt                                                                       6,602                6,504
                                                                           ----------------     ----------------
                                                                                   702,634              637,318
                                                                           ----------------     ----------------

Shareholders' Equity
Capital stock (note 3(a))
  Authorized - unlimited number of non-voting, cumulative,
  redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
  Issued - 191,023,809 common shares (February 26, 2005 - 189,484,915)           1,903,860            1,892,266
Retained earnings                                                                  337,756               94,181
Accumulated other comprehensive loss (note 9)                                       (1,090)              (2,771)
                                                                           ----------------     ----------------
                                                                                 2,240,526            1,983,676
                                                                           ----------------     ----------------
                                                                              $  2,943,160         $  2,620,994
                                                                           ================     ================

Commitments and contingencies (notes 10, 13, 15)
See notes to the consolidated financial statements.

On behalf of the Board:



Jim Balsillie                                                     Mike Lazaridis
Director                                                          Director

                                                Research In Motion Limited
                                     (United States dollars, in thousands)(unaudited)
                                      Prepared in Accordance with U.S. GAAP (note 1)

                                      Consolidated Statement of Shareholders' Equity

                                                                                               Accumulated
                                                                                                  Other
                                                                     Common       Retained    Comprehensive
                                                                     Shares       Earnings    Income (loss)        Total
                                                                  ---------------------------------------------------------
Balance as at February 26, 2005                                   $ 1,892,266    $   94,181    $    (2,771)    $ 1,983,676

Comprehensive income (loss):
    Net income                                                              -       243,575              -         243,575
    Net change in unrealized gains on investments available
      for sale                                                              -             -         (1,540)         (1,540)
    Net change in derivative fair value during the period                   -             -          9,424           9,424
    Amounts reclassified to earnings during the period                      -             -         (6,203)         (6,203)

Shares issued:
    Exercise of stock options                                          11,594             -              -          11,594
                                                                  ---------------------------------------------------------

Balance as at August 27, 2005                                     $ 1,903,860    $  337,756    $    (1,090)    $ 2,240,526
                                                                  =========================================================

See notes to the consolidated financial statements.

                                                Research In Motion Limited
                          (United States dollars, in thousands, except per share data)(unaudited)
                                      Prepared in Accordance with U.S. GAAP (note 1)

                                           Consolidated Statements of Operations

                                                      For the Three Months Ended              For the Six Months Ended
                                                    August 27,          August 28,         August 27,          August 28,
                                                       2005                2004               2005                2004
                                                 ----------------   -----------------   ----------------    ----------------
Revenue                                              $   490,082         $   310,182        $   944,030         $   579,793

Cost of sales                                            221,067             151,501            424,798             286,479
                                                 ----------------   -----------------   ----------------    ----------------
Gross margin                                             269,015             158,681            519,232             293,314
                                                 ----------------   -----------------   ----------------    ----------------
Expenses

    Research and development                              37,677              24,588             72,211              44,967
    Selling, marketing and administration (note 4)        72,263              44,016            135,134              84,838
    Amortization                                          11,549               9,442             21,832              18,490
    Litigation (note 10)                                   6,640              18,304             13,115              33,883
                                                 ----------------   -----------------   ----------------    ----------------
                                                         128,129              96,350            242,292             182,178
                                                 ----------------   -----------------   ----------------    ----------------
Income from operations                                   140,886              62,331            276,940             111,136

    Investment income                                     15,700               8,588             29,516              15,048
                                                 ----------------   -----------------   ----------------    ----------------
Income before income taxes                               156,586              70,919            306,456             126,184
                                                 ----------------   -----------------   ----------------    ----------------
Provision for income taxes (note 11)
    Current                                                6,681                 326              9,311                 619
    Deferred                                              38,850                   -             53,570                   -
                                                 ----------------   -----------------   ----------------    ----------------
                                                          45,531                 326             62,881                 619
                                                 ----------------   -----------------   ----------------    ----------------
Net income                                           $   111,055         $    70,593        $   243,575         $   125,565
                                                 ================   =================   ================    ================

Earnings per share (note 12)

    Basic                                            $      0.58         $      0.38        $      1.28         $      0.67
                                                 ================   =================   ================    ================

    Diluted                                          $      0.56         $      0.36        $      1.23         $      0.64
                                                 ================   =================   ================    ================

See notes to the consolidated financial statements.

                                                      Research In Motion Limited
                                           (United States dollars, in thousands)(unaudited)
                                            Prepared in Accordance with U.S. GAAP (note 1)

                                                 Consolidated Statements of Cash Flows


                                                      For the Three Months Ended              For the Six Months Ended
                                                    August 27,          August 28,         August 27,          August 28,
                                                       2005                2004               2005                2004
                                                 ----------------   -----------------   ----------------    ----------------
Cash flows from operating activities

Net income                                           $   111,055         $    70,593        $   243,575         $   125,565

Items not requiring an outlay of cash:

    Amortization                                          20,967              16,738             39,193              34,794
    Deferred income taxes                                 31,532                   -             48,921                   -
    Loss (gain) on disposal of capital assets                 (3)                  -                  2                   -
    Loss (gain) on foreign currency translation
      of long-term debt                                       21                  (6)                44                  32
Unrealized foreign exchange (gain) loss                     (442)                 87               (442)                 87
Net changes in working capital items (note 16)            10,838             (32,476)           (22,043)            (43,149)
                                                      ---------------   ---------------  ----------------   ----------------
                                                         173,968              54,936            309,250             117,329
                                                      ---------------   ---------------  ----------------   ----------------
Cash flows from financing activities

Issuance of share capital                                  3,354              12,110             11,594              31,748
Repayment of long-term debt                                  (57)                (49)              (110)                (95)
                                                      ---------------   ---------------  ----------------   ----------------
                                                           3,297              12,061             11,484              31,653
                                                      ---------------   ---------------  ----------------   ----------------
Cash flows from investing activities

Acquisition of investments                               (38,524)            (77,523)           (50,932)           (428,362)
Proceeds on sale or maturity of investments                6,236               6,412             27,491             10,063
Acquisition of capital assets                            (55,683)            (19,688)           (86,972)            (36,911)
Acquisition of intangible assets                          (3,594)             (7,051)            (9,946)             (8,448)
Acquisition of subsidiary                                      -              (2,149)            (3,795)             (2,149)
Acquisition of short-term investments                    (15,283)            (47,247)          (113,476)           (177,022)
Proceeds on sale and maturity of short-term
  investments                                            100,207              12,000            389,490              12,000
                                                      ---------------   ---------------  ----------------   ----------------
                                                          (6,641)           (135,246)           151,860            (630,829)
                                                      ---------------   ---------------  ----------------   ----------------
Effect of foreign exchange on cash and cash
  equivalents                                                442                 (87)               442                 (87)
                                                      ---------------   ---------------  ----------------   ----------------
Net increase (decrease) in cash and cash
  equivalents for the period                             171,066             (68,336)           473,036            (481,934)

Cash and cash equivalents, beginning of period           912,324             742,821            610,354           1,156,419
                                                      ---------------   ---------------  ----------------   ----------------
Cash and cash equivalents, end of period             $ 1,083,390         $   674,485        $ 1,083,390         $   674,485
                                                      ===============   ===============  ================   ================

See notes to the consolidated financial statements.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with Research In Motion's ("RIM" or the "Company") audited consolidated financial statements (the "financial statements") for the year ended February 26, 2005, which have been prepared in accordance with U.S. GAAP. A separate set of consolidated financial statements for the year ended February 26, 2005 were also prepared under Canadian GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and six months ended August 27, 2005 are not necessarily indicative of the results that may be expected for the full year ending February 25, 2006.

2.   RECENTLY ISSUED PRONOUNCEMENTS

(a)  Stock-Based Compensation

     On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued amended Statement of Financial Accounting Standard ("SFAS") 123 ("SFAS 123(R)") Accounting for Share-Based Payment. SFAS 123(R) requires all companies to use a fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") method. Stock-based compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior periods for amounts previously recorded as proforma expense. On April 14, 2005, the U.S. Securities and Exchange Commission announced that it would provide for a phased-in implementation process for SFAS 123(R). As previously disclosed, the Company will now be required to adopt a fair-value based method to account for stock-based compensation expense in the first quarter of fiscal 2007.

(b)  Accounting Changes and Error Corrections

     In May 2005, the FASB issued SFAS 154 Accounting Changes and Error Corrections. SFAS 154 completely replaces APB Opinion 20 ("APB 20") and SFAS 3, with many of those provisions being carried forward without change. If practical, SFAS 154 requires retrospective application to prior year's financial statements for a voluntary change in accounting principle. In addition, SFAS 154 also requires that a change in depreciation method for long-lived non-financial assets be accounted for as a change in estimate, as opposed to a change in accounting principle under APB 20. The standard is effective for fiscal years beginning after December 15, 2005.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


3.   CAPITAL STOCK

(a)  Capital Stock

                                                      Shares
                                                    Outstanding       Amount
                                                 -----------------------------

                                                      (000's)

Common shares outstanding - February 26, 2005         189,485       $ 1,892,266

Exercise of stock options                               1,539            11,594
                                                 ------------------------------

Common shares outstanding - August 27, 2005           191,024       $ 1,903,860
                                                 ==============================

     During the second quarter of fiscal 2006, there were 242 stock options exercised.

     The Company had 191,081 common shares outstanding, 10,235 stock options outstanding and no restricted share units outstanding as at October 5, 2005.

(b)  Stock-based compensation plans (000's)

     Stock Option Plan

     The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries. The stock option exercise price is equal to the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years and are exercisable for a maximum of ten years from the grant date.

     The total number of options outstanding as at August 27, 2005 was 10,241 (February 26, 2005 - 11,151).

     Restricted Share Unit Plan (the "RSU Plan")

     At the Company's 2005 Annual General Meeting on July 18, 2005, shareholders approved the establishment of the RSU Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. The RSU Plan received regulatory approval in August 2005.

     RSU's are redeemed for either Common Shares issued from treasury, Common Shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense will be recognized upon issuance of RSU's over the vesting period. There were no issuances of RSU's in the quarter.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


(c)  Stock-based compensation

     Under U.S. GAAP, stock-based compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant of the option. The difference between the exercise price and the market price on the date of the grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized at the time the option is granted. This method is consistent with U.S. GAAP, Accounting Principles Board ("APB") Opinion 25, Accounting for Stock Issued to Employees.

     Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if a fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income and earnings per share on a proforma basis using a fair value method as determined using the Black-Scholes option-pricing model:


                                                         For the three months ended         For the six months ended
                                                       ------------------------------------------------------------------
                                                            August 27,      August 28,   |   August 27,       August 28,
                                                               2005            2004      |      2005            2004
                                                       ----------------------------------|-------------------------------
                                                                                         |
Net income - as reported                                    $  111,055        $  70,593  |    $ 243,575        $ 125,565
Stock-based compensation expense for the period,                                         |
  net of tax                                                     5,745            6,108  |       12,161           11,866
                                                       ----------------------------------|-------------------------------
Net income - proforma                                       $  105,310        $  64,485  |    $ 231,414        $ 113,699
                                                       ==================================|===============================
                                                                                         |
Weighted-average number of shares outstanding                                            |
  (000's) - basic                                              190,896          187,296  |      190,497          186,576
                                                                                         |
Effect of dilutive securities: Employee stock                                            |
  options                                                        6,787            9,555  |        6,711            9,130
                                                       ----------------------------------|-------------------------------
                                                                                         |
Weighted-average number of shares and assumed                                            |
  conversions - diluted                                        197,683          196,851  |      197,208          195,706
                                                       ==================================|===============================
                                                                                         |
Proforma earnings per share                                                              |
  Basic                                                       $   0.55         $   0.34  |     $   1.21         $   0.61
  Diluted                                                     $   0.53         $   0.33  |     $   1.17         $   0.58



                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



     The weighted average fair value of stock options granted during the quarter was calculated using the Black-Scholes option-pricing model with the following assumptions:


                                             For the three months ended         For the six months ended
                                            --------------------------------------------------------------
                                                 August 27,     August 28,   |  August 27,     August 28,
                                                   2005           2004       |     2005           2004
                                            ---------------------------------|----------------------------
                                                                             |
Weighted average Black-Scholes value of                                      |
  each stock option                            $   37.62         $  30.79    |   $  37.06        $  27.00
                                                                             |
Assumptions:                                                                 |
  Risk free interest rates                          4.0%             3.5%    |       4.0%            3.3%
  Expected life in years                            4.0              4.0     |       4.0             4.0
  Expected dividend yield                             0%               0%    |         0%              0%
  Volatility                                         65%              70%    |        65%             70%


4.   FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the first six months of fiscal 2006 includes $1.8 million with respect to a foreign exchange loss (2005 - foreign exchange loss of $2.5 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.

5.   INVENTORY

     Inventory is comprised as follows:

                                                 August 27,       February 26,
                                                   2005              2005
                                            ---------------------------------

Raw materials                                     $  66,236       $   78,080
Work in process                                      15,075           11,282
Finished goods                                        9,617            9,868
Provision for excess and obsolete inventory          (7,006)          (6,741)
                                            ---------------------------------

                                                  $  83,922       $   92,489
                                            =================================

6.   SHORT-TERM INVESTMENTS AND INVESTMENTS

     Short-term investments consist of liquid investments with remaining maturities of between three months and one year. Investments with maturities in excess of one year are classified as non-current investments. In the event of a decline in value, which is other than temporary, the investments are written down to estimated realizable value.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



     During fiscal 2005, the Company reviewed its intent to continue to hold certain investments previously classified as held-to-maturity and determined this intent was no longer present. These investments were reclassified as available-for-sale, and prior period carrying values were adjusted to reflect these securities as available-for-sale since acquisition. Investments designated as available-for-sale are carried at fair value with any resulting unrealized gains or losses included in other comprehensive income (see note 9).

     Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition and are carried at cost plus accrued interest, which approximates their fair value.

7.   CAPITAL ASSETS

     Capital assets are comprised of the following:


                                                                         August 27, 2005
                                                       -----------------------------------------------------
                                                                             Accumulated          Net book
                                                             Cost           amortization           value
                                                       -----------------------------------------------------

Land                                                         $  15,135            $     -         $  15,135
Buildings, leaseholds and other                                116,814             16,015           100,799
BlackBerry operations and other information
  technology                                                   180,925             93,744            87,181
Manufacturing equipment, research and development
  equipment, and tooling                                        70,563             36,747            33,816
Furniture and fixtures                                          57,030             24,054            32,976
                                                       -----------------------------------------------------

                                                             $ 440,467          $ 170,560         $ 269,907
                                                       =====================================================


                                                                    February 26, 2005
                                                      ---------------------------------------------------
                                                                           Accumulated         Net book
                                                            Cost           amortization          value
                                                      ---------------------------------------------------

Land                                                      $   8,850            $     -         $   8,850
Buildings, leaseholds and other                             109,654             14,016            95,638
BlackBerry operations and other information
  technology                                                135,352             75,495            59,857
Manufacturing equipment, research and development
  equipment, and tooling                                     60,222             33,175            27,047
Furniture and fixtures                                       40,553             21,833            18,720
                                                      ---------------------------------------------------

                                                         $  354,631         $  144,519        $  210,112
                                                      ===================================================

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



8.   INTANGIBLE ASSETS

     Intangible assets comprise the following:

                                             August 27, 2005
                              ------------------------------------------------
                                                 Accumulated        Net book
                                   Cost         amortization         value
                              ------------------------------------------------

Acquired technology              $  18,373         $   7,651        $  10,722
Licences                            87,347            40,519           46,828
Patents                             37,033             6,692           30,341
                              ------------------------------------------------

                                 $ 142,753         $  54,862        $  87,891
                              ================================================


                                             February 26, 2005
                            -------------------------------------------------
                                                Accumulated        Net book
                                  Cost          amortization         value
                            -------------------------------------------------

Acquired technology            $   12,151         $   6,045        $   6,106
Licences                           86,352            31,107           55,245
Patents                            28,082             5,693           22,389
                            -------------------------------------------------

                               $  126,585        $   42,845       $   83,740
                            =================================================

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



9.   COMPREHENSIVE INCOME

     The components of comprehensive income are shown in the following tables:


                                                                                            For the three months ended
                                                                                         ---------------------------------
                                                                                              August 27,       August 28,
                                                                                                2005             2004
                                                                                         ---------------------------------

Net income                                                                                     $ 111,055        $  70,593
Net change in unrealized gains (losses) on available-for-sale investments                         (2,556)           7,917
Net change in derivative fair value during the period, net of income
  taxes of $4,824 (August 28, 2004 - $nil)                                                         9,115            7,312
Amounts reclassified to earnings during the period, net of income tax
  recovery of $1,667 (August 28, 2004 - $nil)                                                     (3,150)          (1,576)
                                                                                         ---------------------------------

Comprehensive income                                                                           $ 114,464        $  84,246
                                                                                         =================================

                                                                                              For the six months ended
                                                                                         ---------------------------------
                                                                                             August 27,       August 28,
                                                                                                 2005            2004
                                                                                         ---------------------------------

Net income                                                                                     $ 243,575        $ 125,565
Net change in unrealized losses on available-for-sale investments                                 (1,540)          (1,140)
Net change in derivative fair value during the period, net of income
  taxes of $4,988 (August 28, 2004 - $nil)                                                         9,424            4,852
Amounts reclassified to earnings during the period, net of income tax
  recovery of $3,284 (August 28, 2004 - $nil)                                                     (6,203)          (3,192)
                                                                                         ---------------------------------

Comprehensive income                                                                           $ 245,256        $ 126,085
                                                                                         =================================



     The components of accumulated other comprehensive income (loss) are as follows:


                                                                                               August 27,     February 26,
                                                                                                  2005            2005
                                                                                           --------------------------------

Accumulated net unrealized losses on available-for-sale investments                           $  (13,885)     $  (12,345)
Accumulated net unrealized gains on derivative instruments                                        12,795           9,574
                                                                                           --------------------------------
Total accumulated other comprehensive income (loss)                                           $   (1,090)     $   (2,771)
                                                                                           ================================


     The fair value of derivative instruments of $19.3 million (February 26, 2005 - $14.6 million) is included in Other current assets on the Consolidated Balance Sheets.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



10.  LITIGATION

     The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

     Fiscal 2002

     In November 2001, the Company was served with a complaint filed by NTP, alleging that RIM had infringed on eight of NTP's United States patents. NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems.

     Fiscal 2003

     The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sold in the United States infringed on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

     During the year ended March 1, 2003, the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

     Fiscal 2004

     On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal.

     For the year ended February 28, 2004, the Company recorded quarterly charges in the first, second, third and fourth quarters with respect to the NTP matter totalling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest, and postjudgment interest for the period August 6, 2003 to February 28, 2004. The $36.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004.

     Fiscal 2005

     During the first three quarters of fiscal 2005, the Company recorded an expense of $58.4 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to ongoing legal fees. The $53.6 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at November 27, 2004.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



     On December 14, 2004, the Court of Appeals for the Federal Circuit (the "CAFC") ruled on the appeal by the Company of the District Court's judgment. The CAFC concluded that the District Court erred in construing the claim term "originating processor", which appeared in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The CAFC further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

     The CAFC December 2004 decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The CAFC ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. As a result, the CAFC would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing.

     During the fourth quarter of fiscal 2005, the Company and NTP entered into settlement negotiations, which concluded with the parties announcing the signing of a binding Term Sheet (the "Term Sheet") on March 16, 2005, that resolves all current litigation between them. As part of the resolution, NTP grants RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and independent software vendor ("ISV") partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology. RIM will pay to NTP $450 million in final and full resolution (the "resolution amount") of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward.

     During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset.

     During fiscal 2005, the Company recorded a total expense of $352.6 million.

     Fiscal 2006

     On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, RIM would take court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. In order to enforce the Term Sheet, RIM filed a Motion

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



     to Stay Appeal and Remand for Enforcement of Settlement Agreement, which requests that the CAFC stay the appeal and remand to the District Court to enforce the Term Sheet.

     On June 9, 2005, NTP filed its Response with the CAFC, in which it opposed RIM's motion and alleged there was, and is, no settlement agreement reached by the parties. NTP's Response asked the CAFC to dispose of RIM's petition for rehearing, and remand the patent dispute to the District Court for the further proceedings contemplated in the CAFC's December 14, 2004 decision. On June 13, 2005, RIM filed its Reply with the CAFC.

     During the first quarter of fiscal 2006, the Company recorded an expense of $6.5 million to account for incremental current and estimated future legal and professional fees.

     On August 2, 2005, the CAFC issued a ruling that denied RIM's motion to stay the appeal and to remand the case to the District Court to enforce the settlement terms. The CAFC was not asked to and did not rule on the enforcement of the settlement and therefore the effect of this ruling is to leave matters relating to the enforcement of the settlement to be decided by the District Court at that point when the case is remanded there.

     In addition to the denial of the stay motion, the CAFC also issued a ruling on the appeal proceedings on August 2, 2005. In January 2005, RIM had petitioned the CAFC for a rehearing of the CAFC's initial December 14, 2004 ruling by the three-judge panel and/or en banc review by all active judges of the CAFC. In its August 2, 2005 ruling, the CAFC granted RIM's petition for rehearing by the three-judge panel, thereby rendering moot the petition for en banc review. In its ruling, the three-judge panel of the CAFC formally withdrew its original decision of December 14, 2004, and replaced it with a new decision.

     At trial in the District Court in 2002, NTP had successfully asserted 16 claims of five patents against RIM. The August 2, 2005 CAFC decision would reverse the District Court's ruling of infringement on six of the 16 claims, and find that RIM does not infringe those six claims. Consistent with its prior ruling, the CAFC also would vacate the District Court's finding of infringement of an additional three of the 16 patent claims because the District Court erred in construing their scope, and would remand to the District Court for further proceedings based on the new claim construction. Infringement of the remaining seven claims of the NTP patents would be affirmed in the August 2, 2005 ruling.

     Consistent with its prior ruling, the CAFC also would vacate the damages award and injunction imposed by the District Court and order further proceedings.

     On August 16, 2005, RIM petitioned the CAFC for a rehearing of the CAFC's August 2 ruling as to the affirmed patent claims by the three-judge panel and/or en banc review by all active judges of the CAFC. The CAFC requested that NTP file a response. NTP filed a response on August 31, 2005. RIM's petition currently is pending before the CAFC. RIM continues to explore all of its available options with respect to the NTP matter, including a possible appeal to the United States Supreme Court of any adverse ruling from the CAFC, and will act to protect the Company's interests.

     During the second quarter of fiscal 2006, the Company recorded an expense of $6.6 million to account for incremental current and estimated future legal and professional fees.

     As at the end of the Company's current fiscal period, the likelihood of any further loss and the ultimate amount of such loss, if any, were not reasonably determinable. Consequently, no additional amounts from those described above have been provided for as NTP litigation expenses as at August 27, 2005. The actual resolution of the NTP matter may materially differ from the provisions recorded as at August 27, 2005 as a result of future rulings by the

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



     courts, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favorably. If a further injunction is granted to NTP and RIM is not able to promptly vacate, stay or overturn the injunction, provide services or products outside the scope of the NTP patents, or enter into a license with NTP on reasonable terms: (a) RIM may be unable to continue to export or make available for sale its wireless handhelds and software into the United States and/or make available BlackBerry service to users in the United States, which is the largest market for RIM's products and services; and
     (b) the Company may have to terminate the contractual arrangements with its customers, carriers and resellers in the United States, and the Company could be subject to claims for any losses incurred or claims against such customers, carriers and resellers. While RIM maintains that an injunction is inappropriate given the facts of the case and recent doubts raised as to the validity of the patents in question, it will ultimately be up to the courts to decide these matters and there can be no assurance of a favorable outcome of any litigation.

11.  INCOME TAXES

     For the first six months of fiscal 2006, the Company's net income tax expense was $62.9 million or a net effective tax rate of 20.5%. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company realizing incremental cumulative investment tax credits ("ITCs") attributable to prior fiscal years. This resulted in a reduction of 8.8% in the expected tax provision for the first six months of fiscal 2006. ITCs are generated as a result of the Company incurring eligible scientific research and experimental development ("SR&ED") expenditures, which, under the "flow-through" method, are credited as a recovery of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favourable tax ruling. The tax ruling determined that stock option benefits are considered eligible SR&ED expenditures.

     The Company has not recorded a valuation allowance against its deferred tax assets (February 26, 2005 - $nil).

     The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



12.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:


                                                   For the three months ended       For the six months ended
                                                 -------------------------------------------------------------
                                                      August 27,    August 28,  |   August 27,    August 28,
                                                        2005           2004     |      2005          2004
                                                 -------------------------------|-----------------------------
                                                                                |
                                                                                |
Net income for basic and diluted earnings per                                   |
  share available to commons stockholders          $ 111,055       $  70,593    |  $ 243,575       $125,565
                                                 ===============================|=============================
                                                                                |
Weighted-average number of shares outstanding                                   |
  (000's) - basic                                    190,896         187,296    |    190,497        186,576
                                                                                |
Effect of dilutive securities: Employee stock                                   |
  options                                              7,521          10,421    |      7,500         10,140
                                                 -------------------------------|-----------------------------
                                                                                |
Weighted-average number of shares and                                           |
  assumed conversions - diluted                      198,417         197,717    |    197,997        196,716
                                                 ===============================|=============================
                                                                                |
Earnings per share  - reported                                                  |
  Basic                                             $   0.58        $   0.38    |   $   1.28        $  0.67
  Diluted                                           $   0.56        $   0.36    |   $   1.23        $  0.64


13.  COMMITMENTS AND CONTINGENCIES

(a)  Credit Facility

     The Company has a $70 million Letter of Credit Facility ("the Facility") with a Canadian financial institution and previously utilized $48 million of the Facility in order to secure the Company's liability and funding obligation in the NTP matter as described in note 10. The Company has utilized an additional $5.7 million of the Facility to secure other operating and financing requirements. As at August 27, 2005, $16.3 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.

     During fiscal 2004 and pending the completion of the appeals process, the Company, with the approval of the Court, posted a Standby Letter of Credit ("LC") in the amount of $48 million so as to guarantee the monetary damages of the Court's Final Order. The LC amount of $48 million excludes the fiscal 2004, 2005 and 2006 quarterly deposit obligations being funded into the escrow bank account, which are both shown as Restricted cash on the Company's Consolidated Balance Sheets. Upon payment of the resolution amount and receipt of Court approval, the Company intends to cancel this LC.

     The Company has additional credit facilities in the amount of $16.7 million to support and secure other operating and financing requirements; as at August 27, 2005, $15.3 million of these facilities was unused. A general security agreement, and a general assignment of book debts have been provided as collateral for these facilities.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



(b)  Other Litigation

     RIM received a letter in the first quarter of fiscal 2004 wherein Inpro II Licensing S.a.r.l. ("Inpro II") suggested that RIM may require a license of two patents held by Inpro II. In November 2003, Inpro II filed an action in the U.S. District Court for the District of Delaware (the "Action") asserting US Patent No. 6,523,079 (the "Patent") against both RIM and one of its customers. In very general terms, the Patent relates to electronic devices having user-operable input means such as a thumb wheel. Inpro II sought a preliminary and permanent injunction and an unspecified amount of damages. The parties stipulated to a Final Judgment, which was issued December 28, 2004 dismissing the Action on the basis that RIM and its customer do not infringe on the Patent. On January 21, 2005, Inpro II filed a Notice of Appeal with the Court of Appeals for the Federal Circuit in Washington DC, which appeal remains pending. During the second quarter of fiscal 2006, the parties completed the filing of their respective briefs to the Appeals Court. Oral argument for the Appeal has not yet been scheduled. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at August 27, 2005.

     RIM has received communications from Eatoni Ergonomics, Inc. ("Eatoni"), which allege that RIM's 7100 BlackBerry handheld product infringes the claims of United States Patent No. 6,885,317 (the "317 Patent"), titled "Touch-Typable Devices Based On Ambiguous Codes And Methods To Design Such Devices", which was issued on April 26, 2005. On April 28, 2005, RIM filed a declaratory judgment action against Eatoni in the U.S. District Court for the Northern District of Texas, Dallas Division, in which RIM seeks a ruling that the 317 Patent is invalid and not infringed by RIM. On May 4, 2005, Eatoni filed a complaint in the U.S. District Court for the Southern District of New York against RIM, in which Eatoni seeks a ruling that the 317 Patent is infringed by RIM's 7100 series devices. On May 25, 2005, RIM filed a motion in the United States District Court for the Southern District of New York, in which RIM seeks a ruling to dismiss, or in the alternative to stay, this action under the first-to-file doctrine. The first-to-file doctrine mandates that the United States District Court for the Northern District of Texas, Dallas Division, in the first instance, determine which case will proceed. On May 26, 2005 Eatoni filed a motion in the United States District Court for the Northern District of Texas to dismiss or, alternatively, to move jurisdiction of the Texas action to the United States district Court for the Southern District of New York. On August 1, 2005 the United States District Court for the Northern District of Texas denied Eatoni's motion to dismiss RIM's declaratory judgement action. On August 8, 2005 the United States Court for the Southern District of New York dismissed Eatoni's New York suit. The trial date in Texas is set for November 6, 2006. As a result of a court-ordered mediation session on September 26, 2005, Eatoni and RIM have reached a preliminary settlement in this litigation. All pending litigation between the parties will be stayed for 30 days to allow the parties to negotiate and execute definitive agreements The amount of the preliminary settlement is not significant to these consolidated financial statements.

     On May 16, 2005, Antor Media Corporation ("Antor") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against RIM's U.S. subsidiary, Research In Motion Corporation, along with 11 other defendants, alleging infringement of United States Patent No. 5,734,961 (the "961 Patent") titled "Methods and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network", was issued on March 31, 1998 and has an expiration date of November 7, 2011. The complaint alleges that RIM's products and services relating to the downloading of media, such as video, music and ringtones, infringe the 961 Patent. RIM has responded to the complaint by denying that the 961 patent is valid and/or infringed. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Antor action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at August 27, 2005.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



     On August 31, 2005, Morris Reese ("Reese") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall division, against RIM Corporation, along with 7 other defendants alleging infringement of United States Patent No. 6,427,009 (the '009 patent). The '009 patent relates to Caller ID features. RIM's reply to the complaint is due October 21, 2005. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Reese action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at August 27, 2005.

     By letter dated February 16, 2004, T-Mobile Deutschland GmbH ("TMO-DG") and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones (the "Neomax Patent"). TMO's third party notice seeks unquantified indemnification claims against RIM UK (and against the other cell phone manufacturers named in the third party notice) for damages incurred by TMO in the Neomax Litigation. RIM UK has joined the Neomax Litigation as an impleaded party and has further impleaded its supplier of the accused components in order to seek indemnification. RIM UK filed a brief in support of TMO's appeal on February 28, 2005. The hearing date of TMO's appeal in the Litigation has been set for December 8, 2005. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at August 27, 2005.

     On May 9, 2005, RIM UK filed an action against Inpro Licensing S.a.r.l. ("Inpro") in the High Court of Justice (Chancery Division, Patents Court) (the "High Court") in London, England. The action seeks a declaration that the UK patent, designated under European Patent EP 0892947B1, is invalid and an order that the patent be revoked. In very general terms, the Patent relates to a proxy-server system for computers accessing servers on the Internet. The High Court ordered that a streamlined procedure should apply to this action with a two day trial to take place as soon as possible after November 21, 2005, but before December 31, 2005. By a counterclaim in the High Court dated July 7, 2005, Inpro brought a claim against RIM UK in relation to RIM UK's activities alleging infringement of the UK Inpro Patent. Additionally, Inpro commenced a claim in the High Court at the same time against T-Mobile (UK) Limited ("TMO (UK)") alleging infringement of the UK Inpro Patent. On July 7, 2005, Inpro launched an application to amend the UK Inpro Patent. The hearing in relation to these questions of validity, amendment and infringement will take place in a five day trial commencing November 28, 2005 in the High Court. By a letter dated July 15, 2005, T-Mobile International AG & Co. KG served a notice of claim on RIM UK for an indemnity in relation to the claim for infringement of the UK Inpro Patent brought by Inpro against TMO (UK) in the High Court. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at August 27, 2005.

     By letter dated February 3, 2005 (the "Letter"), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Germany in which the plaintiff, Inpro, brought action against TMO-DG (the "Litigation") for infringement of European Patent EP 0892947B1 (the "Patent"). In very general terms, the Patent relates to a proxy-server system for computers accessing servers on the Internet. The Letter purports to put the Company on notice that TMO-DG will seek indemnification in relation to the Litigation, which seeks damages and injunctive relief in relation to TMO-DG's supply, distribution and sale of BlackBerry handhelds and software in Germany. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG effective April 21, 2005. The Court has set a hearing date for January 2006. At this time, the likelihood of damages or

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated



     recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at August 27, 2005.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

14.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment.

15.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

     The change in the Company's warranty expense and actual warranty experience for the six months ended August 27, 2005, as well as the accrued warranty obligations as at August 27, 2005, are set forth in the following table:


     Accrued warranty obligations as at February 26, 2005         $   14,657

     Warranty costs incurred for the six months ended
       August 27, 2005                                               (10,421)
     Warranty provision for the six months ended August 27, 2005      12,485
     Adjustments for changes in estimate for the six months
       ended August 27, 2005                                           3,052
                                                                  -----------

     Accrued warranty obligations as at August 27, 2005           $   19,773
                                                                  ===========

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
 For the Three and Six Month Periods Ended August 27, 2005 and August 28, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


16.  CASH FLOW INFORMATION

     Net changes in working capital items:


                                    For the three months ended       For the six months ended
                               -----------------------------------------------------------------
                                   August 27,        August 28, |   August 27,    August 28,
                                      2005              2004    |      2005          2004
                               ---------------------------------|-------------------------------
                                                                |
     Trade receivables           $  (2,100)       $   (1,887)   | $  (22,357)     $ (27,638)
     Other receivables              (8,861)          (16,281)   |    (19,537)       (12,647)
     Inventory                      (3,530)          (14,883)   |      8,567        (33,455)
     Restricted cash               (27,311)          (18,123)   |    (50,824)       (33,339)
     Other current assets                5            (1,227)   |     (2,449)        (3,423)
     Accounts payable                40,698            9,142    |     32,975         15,707
     Accrued liabilities              3,557           (6,569)   |     18,686         20,390
     Accrued litigation               2,826           18,022    |      6,163         33,206
     Income taxes payable             5,811              (15)   |      6,258             70
     Deferred revenue                  (257)            (655)   |        475         (2,020)
                               ---------------------------------|------------------------------
                                 $   10,838       $  (32,476)   | $  (22,043)     $ (43,149)
                               ================================================================


17. COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified to conform to the current year presentation.

                                                                     Document 2

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005








                           RESEARCH IN MOTION LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 27, 2005 COMPARED TO THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 28, 2004

October 6, 2005

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the three months and six months ended August 27, 2005 and the Company's MD&A for the year ended February 26, 2005, dated May 3, 2005. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

RIM has prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A is prepared as of October 6, 2005.

Additional information about the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Securities and Exchange Commission's website at www.sec.gov.

Special Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

    o the Company's views regarding the binding and enforceable nature of its Term Sheet with NTP, Inc. ("NTP") and its plans and expectations relating to the NTP litigation;
    o the Company's estimates regarding earnings sensitivity relating to warranty expense;
    o the Company's expectations regarding the average selling price ("ASP") of its BlackBerry handhelds and the monthly average revenue per unit ("ARPU") for service;
    o the Company's estimate regarding revenue sensitivity for the effect of a change in ASP on its handheld revenue;
    o the Company's expectations relating to migration of its direct BlackBerry subscriber base to its carrier customers;
    o   the Company's revenue and earnings expectations;
    o   the Company's anticipated growth in RIM's subscriber base;
    o the Company's estimates of purchase obligations and other contractual commitments; and
    o the Company's expectations with respect to the sufficiency of its financial resources;

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors"

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com and www.sec.gov):

    o   the outcome of RIM's litigation with NTP;
    o third-party claims for infringement of intellectual property rights by RIM, and the outcome of any litigation with respect thereto;
    o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
    o RIM's ability to enhance current products and develop and introduce new products;
    o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
    o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners and licensees;
    o the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;
    o   the continued quality and reliability of RIM's products;
    o RIM's dependence on its carrier partners to grow its BlackBerry subscriber base and to provide information to RIM regarding subscriber growth;
    o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;
    o   competition;
    o effective management of growth and ongoing development of RIM's service and support operations;
    o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
    o   risks associated with RIM's expanding foreign operations;
    o   RIM's dependence on a limited number of significant customers;
    o fluctuations in quarterly financial results and difficulties in forecasting the Company's growth rate for BlackBerry subscribers;
    o reliance on third-party network developers and software platform vendors;
    o   foreign exchange risks;
    o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
    o   RIM's ability to manage production facilities;
    o   dependence on key personnel;
    o   government regulation of wireless spectrum and radio frequencies;
    o   continued use and expansion of the Internet;
    o   regulation, certification and health risks; and
    o tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


email, phone, SMS (short message service), personal organizer, Internet and intranet-based data applications. RIM also licenses its technology to handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, technical support services and BlackBerry licensing relationships. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution primarily provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail, Novell Groupwise and POP3/ISP email.

RIM generates revenues from sales of BlackBerry wireless handhelds, which provide users with the ability to send and receive wireless messages and data, and which integrate a mobile phone with other wireless data applications. RIM's BlackBerry wireless handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM (personal information management) system, and have web-browsing capability.

RIM generates revenues from service billings to its BlackBerry subscriber base in one of two forms: (i) a monthly infrastructure access ("relay access") fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or (ii) a monthly service fee charged by RIM directly to end-customers, where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

An important part of RIM's BlackBerry enterprise wireless solution is the software that is installed on desktop computers and/or at the corporate server level. Software revenue includes fees from (i) licensing RIM's BES software;
(ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) technical support, maintenance and upgrades to software. In addition, the BlackBerry wireless solution, through its Mobile Data Service functionality, allows users to access data from their enterprise and intranet applications using the BlackBerry architecture.

RIM's BlackBerry licensing programs, BlackBerry Connect and BlackBerry Built-In, enable mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES and are designed to help provide a more open, global platform and address the distinct needs of end users, IT departments, carriers and licensees. RIM's BIS-related services use the same wireless architecture and infrastructure that is being used by RIM's enterprise BlackBerry handheld customers.

Revenues are also generated from sales of accessories, repair programs and non-recurring engineering services ("NRE").

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee and are detailed below. Changes to the Company's critical accounting policies and estimates from those disclosed as at February 26, 2005 are included in the disclosure below.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

    Handhelds

    Revenue from the sale of BlackBerry handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

    If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of handhelds and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

    Service

    Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the pre-billing is recorded as deferred revenue.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005



    Software

    Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

    Other

    Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

    Multiple-Element Arrangements

    The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

    Allowance for Doubtful Accounts and Bad Debt Expense

    The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

    When the Company becomes aware of a customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's financial position and payment experience), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

Inventory

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to estimated net realizable value or excess inventory is written off.

Change in Estimate During the Second Quarter of Fiscal 2006

During the three months ended August 27, 2005, RIM recorded an incremental provision of $3.9 million with respect to the write-down of certain excess and obsolete sundry and accessories inventories to their respective estimated net realizable values.

Valuation of long-lived assets, intangible assets and goodwill

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. The largest component of Intangible assets is the net book value of licenses. Under certain license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the license agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up-front lump sum payments are capitalized as part of Intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon the Company's projected number of units to be sold during the terms of the license agreements. See "Results of Operations - Gross Margin". Unforeseen events, changes in circumstances and market conditions, adverse determinations by a court or a regulator, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.

Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal costs arising out of any litigation relating to the assertion of any Company-owned patents. If the Company is not successful in any such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Goodwill is assessed for impairment on an annual basis.

Litigation

The Company is currently involved in patent litigation with NTP, Inc. ("NTP") where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see "Results of Operations - Litigation" and note 10 to the Consolidated Financial Statements).

Change in Estimate During the Second Quarter of Fiscal 2006

During the fourth quarter of fiscal 2005, the Company and NTP entered into negotiations, which concluded with the parties announcing the signing of a binding term sheet (the "Term Sheet") on March 16, 2005, that resolves the current litigation between them. As part of the resolution, RIM will pay $450 million (the "resolution amount") to NTP in final and full resolution of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward. During the fourth quarter of fiscal 2005, the Company adjusted its estimate and recorded an incremental provision of $294.2 million on the Consolidated Statements of Operations, which includes the remaining resolution amount and estimated legal fees, net of provisions previously recorded, and the acquisition of a $20 million intangible asset.

On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, RIM would take court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. In order to enforce the Term Sheet, RIM filed a Motion to Stay Appeal and Remand for Enforcement of Settlement Agreement, which requests that the Court of Appeals for the Federal Circuit (the "CAFC") stay the appeal and remand to the District Court to enforce the Term Sheet. On August 2, 2005, the CAFC issued a ruling that denied RIM's motion to stay the appeal and to remand the case to the District Court to enforce the settlement terms. The CAFC was not asked to and did not rule on the enforcement of the settlement and therefore the effect of this ruling is to leave matters relating to the enforcement of the settlement to be decided by the District Court at that point when the case is remanded there. On August 16, 2005, RIM petitioned the CAFC for a rehearing of the CAFC's August 2 ruling as to the affirmed patent claims by the three-judge panel and/or en banc review by all active judges of the CAFC. The CAFC requested that NTP file a response. NTP filed a response on August 31, 2005. RIM's petition currently is pending before the CAFC. As it is still the Company's view that there is a binding Term Sheet in place, the Company is maintaining the accounting treatment of the $450 million resolution amount as at August 27, 2005.

During the second quarter of fiscal 2006, the Company recorded an incremental provision of $6.6 million with respect to current and estimated future costs for legal and professional fees related to the NTP matter.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Change in Estimate During the Second Quarter of Fiscal 2006

During the three months ended August 27, 2005, RIM increased its estimated warranty accrued liability by net $1.8 million, or 0.4% of revenue, which included a $2.3 million incremental provision with respect to one handheld series, as a result of changes in estimates for both the unit warranty repair costs and in the current and expected future returns (for warranty repair) rates for certain of its handheld product lines.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the handheld sales volumes currently under warranty as at August 27, 2005, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $2.0 million.

Investments

Investments classified as available for sale under Statement of Financial Accounting Standards 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold. The Company does not exercise significant influence with respect to any of these investments.

The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

Income taxes

The Company uses the flow-through method to account for investment tax credits ("ITCs") earned on eligible scientific research and development ("SR&ED") expenditures. Under this method, the ITCs are recognized as a reduction in income tax expense. The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance when required to reduce deferred income tax assets to the amount that is more likely than not to be realized.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


Should RIM determine that it is more likely than not that it will not be able to realize all or part of its deferred tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

Change in Estimate

During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company realizing incremental cumulative investment tax credits attributable to prior fiscal years. See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

Stock-Based Compensation

The Company has a stock-based compensation plan, which is described in note 3(b) to the Consolidated Financial Statements. Stock options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Any consideration paid by employees on exercise of stock options is credited to share capital. Compensation expense is recognized when stock options are issued with an exercise price of the stock option that is less than the market price of the underlying stock on the date of grant. The difference between the exercise price of the stock option and the market price of the underlying stock on the date of grant is recorded as compensation expense ("intrinsic value method"). As the exercise price of options granted by the Company is equal to the market value of the underlying stock at the date of grant, no compensation expense has been recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued amended Statement of Financial Accounting Standards 123 ("SFAS 123(R)") Accounting for Share-Based Payments, which requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") approach. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior period for amounts previously recorded as proforma expense.

On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

At the Company's 2005 Annual General Meeting on July 18, 2005, shareholders approved the establishment of the Restricted Stock Unit ("RSU") Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. RSU's are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense will be recognized upon issuance of RSU's over the vesting period.

Stock Split

The Company declared an effective two-for-one stock split in the form of a one-for-one stock dividend payable on June 4, 2004 to all shareholders of record on May 27, 2004. All earnings per share data for prior periods have been adjusted to reflect this stock split. See "Results of Operations - Net Income".

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


Common Shares Outstanding

On October 5, 2005, there were 191,080,902 common shares, 10,235,352 options to purchase common shares and no RSU's outstanding.

Summary Results of Operations - Second Quarter of Fiscal 2006 Compared to the Second Quarter of Fiscal 2005

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, and unaudited consolidated balance sheet data, which is expressed in thousands of dollars, as at August 27, 2005:

                                      Research In Motion Limited
                               Management's Discussion and Analysis of
                            Financial Condition and Results of Operations
                      For the Three Months and Six Months Ended August 27, 2005



                                             As at and for the Three Months Ended                Change
                                                                                                   Q2
                                         August 27, 2005              August 28, 2004          2006/2005
                                   ------------------------------------------------------------------------
                                  |                  (in thousands, except for per share amounts)          |
                                  |                          |                              |              |
Revenue                           |    $ 490,082      100.0% |  $   310,182         100.0%  |    $ 179,900 |
Cost of sales                     |      221,067       45.1% |      151,501          48.8%  |       69,566 |
                                  |--------------------------|------------------------------|--------------|
Gross margin                      |      269,015       54.9% |      158,681          51.2%  |      110,334 |
                                  |--------------------------|------------------------------|--------------|
                                  |                          |                              |              |
Expenses                          |                          |                              |              |
                                  |                          |                              |              |
  Research and                    |                          |                              |              |
  development                     |       37,677        7.7% |       24,588           7.9%  |       13,089 |
  Selling, marketing and          |                          |                              |              |
  administration                  |       72,263       14.7% |       44,016          14.2%  |       28,247 |
  Amortization                    |       11,549        2.4% |        9,442           3.1%  |        2,107 |
                                  |--------------------------|------------------------------|--------------|
   Sub-total                      |      121,489       24.8% |       78,046          25.2%  |       43,443 |
                                  |--------------------------|------------------------------|--------------|
Litigation (1)                    |        6,640        1.4% |       18,304           5.9%  |     (11,664) |
                                  |--------------------------|------------------------------|--------------|
                                  |      128,129       26.1% |       96,350          31.1%  |       31,779 |
                                  |--------------------------|------------------------------|--------------|
Income from operations            |      140,886       28.7% |       62,331          20.1%  |       78,555 |
                                  |                          |                              |              |
Investment income                 |       15,700        3.2% |        8,588           2.8%  |        7,112 |
                                  |--------------------------|------------------------------|--------------|
Income before income taxes        |      156,586       32.0% |       70,919          22.9%  |       85,667 |
                                  |                          |                              |              |
Provision for income taxes (2)    |       45,531        9.3% |          326             -   |      (45,205)|
                                  |--------------------------|------------------------------|------------- |
                                  |                          |                              |              |
Net income                        |    $ 111,055       22.7% |  $    70,593          22.8%  |    $  40,462 |
                                  |==========================|  ============   ============ |  ============|
                                  |                          |                              |              |
Earnings per share                |                          |                              |              |
 Basic                            |    $    0.58             |  $      0.38                 |    $    0.20 |
                                  |==============            |  ============                |  ============|
                                  |                          |                              |              |
 Diluted                          |    $    0.56             |  $      0.36                 |    $    0.20 |
                                  |==============            |  ============                |  ============|
                                   --------------------------   -------------------------------------------


Total assets                          $2,943,160                $ 2,156,574
Total liabilities                        702,634                    282,478
Shareholders' equity                  $2,240,526                $ 1,874,096


Notes:
------

(1)  See "Results of Operations - Litigation" and note 10 to the
     Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


Executive Summary

The Company's net income increased by $40.5 million to $111.1 million, or $0.58 basic earnings per share and $0.56 diluted earnings per share, in the second quarter of fiscal 2006, compared to $70.6 million, or $0.38 basic earnings per share and $0.36 diluted earnings per share, in the second quarter of fiscal 2005.

The key factors that contributed to this net improvement in net income are discussed below. A more comprehensive analysis of these factors is contained in "Results of Operations".

Second Quarter 2006 Key Factors

Revenue and resulting gross margin growth

Revenue increased by $179.9 million to $490.1 million in the second quarter of fiscal 2006 compared to $310.2 million in the preceding year's second quarter. The number of BlackBerry handhelds sold increased by 412,000, or 75.3%, to 959,000 in the second quarter of fiscal 2006, compared to 547,000 during the second quarter of fiscal 2005. Service revenue increased by $31.3 million to $85.5 million, reflecting the Company's increase in BlackBerry subscribers during the period. Software revenue increased by $14.8 million to $40.6 million in the second quarter of fiscal 2006. Other revenue increased by $11.2 million to $21.5 million in the second quarter of fiscal 2006; the majority of the increase was attributable to increases in non-warranty repair, NRE and accessories revenues.

Primarily due to the $179.9 million revenue increase, gross margin increased by $110.3 million, or 69.5 %, to $269.0 million, or 54.9% of revenue, in the second quarter of fiscal 2006, compared to $158.7 million, or 51.2% of revenue, in the same period of the previous fiscal year. During the second quarter of fiscal 2006, the Company recorded charges to Cost of Sales for an incremental warranty provision, due to a change in the estimated return rates and average repair cost per unit for certain handheld product lines, and for the write-down of certain excess and obsolete sundry and accessories inventories to their respective estimated net realizable values. These two charges totalled $6.2 million or 1.3% of consolidated revenues. The increase of 3.7% in gross margin in the second quarter of fiscal 2006 is attributable to the Company's continuing cost reduction efforts for its BlackBerry handhelds and service revenue streams, increased cost efficiencies as a result of the increase in handheld volumes and subscribers, increased software and NRE revenue, as well as favourable changes in BlackBerry handheld product mix. See also "Results of Operations - Gross Margin".

Research and development, Selling, marketing and administration, and Amortization

The Company continued to invest heavily in research and development, and sales, marketing and administration during the second quarter of fiscal 2006. Research and development, Selling, marketing and administration, and Amortization expenses increased by $43.5 million, or 55.7%, to $121.5 million in the second quarter of fiscal 2006 from $78.0 million in the second quarter of fiscal 2005. As a percentage of revenue, Research and development, Selling, marketing and administration, and Amortization expenses decreased to 24.8% during the second quarter of fiscal 2006, compared to 25.2% in the second quarter of fiscal 2005.

Litigation charges

Litigation expense totalled $6.6 million in second quarter of fiscal 2006, a decrease of $11.7 million compared to $18.3 million in comparable period of fiscal 2005. See "Results of Operations - Litigation" and note 10 to the Consolidated Financial Statements.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


Investment income

Investment income increased by $7.1 million to $15.7 million in the second quarter of fiscal 2006 from $8.6 million in the comparable period of fiscal 2005, as a result of an increase in cash, cash equivalents, short-term investments and investments, and improved investment yields.

Income taxes

For the second quarter of fiscal 2006, the Company's income tax expense was $45.5 million, an effective rate of 29.1%, compared to $0.3 million in the second quarter of fiscal 2005. See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

Selected Quarterly Financial Data

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters including the latest quarter ended August 27, 2005. The information has been derived from RIM's unaudited interim consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Company's audited consolidated financial statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Company's audited consolidated financial statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

                                       Research In Motion Limited
                                Management's Discussion and Analysis of
                             Financial Condition and Results of Operations
                       For the Three Months and Six Months Ended August 27, 2005



                                                     Fiscal 2006 Year                   Fiscal 2005 Year
                                                Second               First           Fourth            Third
                                                Quarter             Quarter          Quarter          Quarter
                                             ---------------   -------------------------------------------------
                                                             (in thousands, except per share data)

Revenue                                          $  490,082        $  453,948      $  404,802       $  365,852

Gross margin                                        269,015           250,217         229,924          191,295

Research and development, Selling,
marketing and administration, and
Amortization                                        121,489           107,688          94,785           84,771
Litigation (1)                                        6,640             6,475         294,194           24,551
Investment income                                   (15,700)          (13,816)        (11,926)         (10,133)
                                             ---------------   ---------------  --------------  ---------------
Income (loss) before income taxes                   156,586           149,870        (147,129)          92,106

Provision for (recovery of) income
taxes(2)                                             45,531            17,350        (144,556)           1,711
                                             ---------------   ---------------  --------------  ---------------

Net income (loss)                                $  111,055        $  132,520      $   (2,573)       $  90,395
                                             ===============   ===============  ==============  ===============

Earnings (loss) per share
  Basic                                          $     0.58        $     0.70      $   (0.01)        $    0.48

  Diluted                                        $     0.56        $     0.67      $   (0.01)        $    0.46

 --------------------------------------------------------------------------------------------------------------
| Research and development                       $   37,677        $   34,534      $   29,076        $  27,137 |
| Selling, marketing and administration              72,263            62,871          56,595           49,297 |
| Amortization                                       11,549            10,283           9,114            8,337 |
|                                            ---------------   ---------------  --------------  ---------------|
|                                                $  121,489        $  107,688      $   94,785        $  84,771 |
|                                            ===============   ===============  ==============  ===============|
 ---------------------------------------------------------------------------------------------------------------

                                     Research In Motion Limited
                              Management's Discussion and Analysis of
                           Financial Condition and Results of Operations
                     For the Three Months and Six Months Ended August 27, 2005


                                                     Fiscal 2005 Year                   Fiscal 2004 Year
                                                Second               First           Fourth            Third
                                                Quarter             Quarter          Quarter          Quarter
                                             ---------------   -------------------------------------------------
                                                             (in thousands, except per share data)

Revenue                                          $ 310,182       $  269,611        $ 210,585         $ 153,891

Gross margin                                       158,681          134,633          103,476            72,398

Research and development, Selling,
marketing and administration, and
Amortization                                        78,046           70,249           56,889            49,132
Litigation (1)                                      18,304           15,579           12,874             9,201
Investment income                                   (8,588)          (6,460)          (3,624)           (2,264)
                                            ---------------  ---------------  ---------------   ---------------
Income before income taxes                          70,919           55,265           37,337            16,329

Provision for (recovery of) income
taxes (2)                                              326              293          (4,200)                 -
                                            ---------------  ---------------  ---------------   ---------------
Net income                                       $  70,593        $  54,972        $  41,537         $  16,329
                                            ===============  ===============  ===============   ===============

Earnings per share (3)
  Basic                                          $    0.38        $    0.30         $   0.24         $    0.10

  Diluted                                        $    0.36        $    0.28         $   0.23         $    0.10

 ----------------------------------------------------------------------------------------------------------------
| Research and development                       $  24,588        $  20,379        $  17,877         $  15,673   |
| Selling, marketing and administration             44,016           40,822           32,310            26,233   |
| Amortization                                       9,442            9,048            6,702             7,226   |
|                                           ---------------  ---------------  ---------------   ---------------  |
|                                                $  78,046        $  70,249        $  56,889         $  49,132   |
|                                           ===============  ===============  ===============   ===============  |
|                                                                                                                |
 ----------------------------------------------------------------------------------------------------------------


Notes:
-----

(1) See "Results of Operations - Litigation" and note 10 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

(3) See "Stock Split".

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005



Results of Operations

Three months ended August 27, 2005 compared to the three months ended August 28, 2004


Revenue

Revenue for the second quarter of fiscal 2006 was $490.1 million, an increase of $179.9 million, or 58.0%, from $310.2 million in the second quarter of fiscal 2005.

A comparative breakdown of the significant revenue streams is set forth in the following table:

                                           Three Months Ended                        Change - Fiscal
                                  August 27, 2005          August 28, 2004               2006/2005
                             ----------------------------------------------------------------------------
                            |                        |                         |                         |
Number of handhelds sold    |      959,000           |       547,000           |    412,000        75.3% |
                            |==============          |===============          |=========================|
                            |                        |                         |                         |
ASP                         |      $   357           |  $        402           | $      (45)      (11.2%)|
                            |==============          |===============          |=========================|
                            |                        |                         |                         |
BlackBerry subscribers at   |                        |                         |                         |
fiscal period end           | 3.65 million           |  1.66 million           | 1.99 million     119.9% |
                            |==============          |===============          |=========================|
                            |                        |                         |                         |
Revenue                     |                        |                         |                         |
 Handhelds                  |    $ 342,574      69.9%|  $    219,860      70.9%| $   122,714       55.8% |
 Service                    |       85,468      17.4%|        54,222      17.5%|      31,246       57.6% |
 Software                   |       40,554       8.3%|        25,801       8.3%|      14,753       57.2% |
 Other                      |       21,486       4.4%|        10,299       3.3%|      11,187      108.6% |
                            |------------------------|-------------------------|-------------------------|
                            |    $ 490,082     100.0%|  $    310,182     100.0%| $   179,900       58.0% |
                            | =======================|=========================|=========================|
                             ------------------------                           -------------------------

Handheld revenue increased by $122.7 million, or 55.8%, to $342.6 million, or 69.9% of consolidated revenue, in the second quarter of fiscal 2006 compared to $219.9 million, or 70.9%, of consolidated revenue in the second quarter of fiscal 2005. This increase in handheld revenue over the prior year's period is primarily attributable to a volume increase of 412,000 units, or 75.3%, to approximately 959,000 units in the current fiscal quarter, compared to approximately 547,000 units in the second quarter of fiscal 2005. ASP decreased by $45, or 11.2%, to $357 in the current quarter from $402 in the second quarter of fiscal 2005. The Company expects its ASP to continue to decline over the longer term as a result of the introduction of its lower priced 7100 series handhelds during the third quarter of fiscal 2005 and projected future sales volumes, future new handheld product offerings, a continued drive to expand the Company's prosumer offering, BIS, and increased competition in the industry.

The Company estimates that a $10 or 2.8% change in ASP would result in a quarterly revenue change of approximately $9.6 million, based upon the Company's volume of handhelds shipped in the second quarter of fiscal 2006.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


Service revenue increased $31.3 million, or 57.6%, to $85.5 million and comprised 17.4% of consolidated revenue in the second quarter of fiscal 2006, compared to $54.2 million, or 17.5% of consolidated revenue, in the second quarter of fiscal 2005. BlackBerry subscribers increased to approximately 3.65 million as at August 27, 2005, compared to approximately 3.11 million as at May 28, 2005 and approximately 1.66 million as at August 28, 2004. As expected, the Company continues to experience some net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers for whom RIM provides lower priced "relay" services. The Company expects this net migration to continue as data-only BlackBerry subscribers upgrade to voice-enabled handhelds. Consequently, the ARPU for service is expected to continue to decline in fiscal 2006 as a result of: i) the aforementioned migration; and ii) the continuing net increase in the BlackBerry subscriber base represented by subscribers for which RIM receives a lower monthly relay access fee from its carrier customers, rather than direct subscribers who purchase full e-mail service from RIM.

Software revenue include fees from licensed BES software, CALs, maintenance, technical support and upgrades. Software revenue increased $14.8 million to $40.6 million and comprised 8.3% of consolidated revenue in the second quarter of fiscal 2006, compared to $25.8 million, or 8.3% of consolidated revenue, in the second quarter of fiscal 2005.

Other revenue, which includes NRE, accessories, repair and maintenance programs, and sundry, increased by $11.2 million to $21.5 million in the second quarter of fiscal 2006 compared to $10.3 million in the second quarter of fiscal 2005. The majority of the increase was attributable to increases in non-warranty repair, NRE and accessories revenue.

Gross Margin

Gross margin increased by $110.3 million, or 69.5 %, to $269.0 million, or 54.9% of revenue, in the second quarter of fiscal 2006, compared to $158.7 million, or 51.2% of revenue, in the same period of the previous fiscal year. The net improvement of 3.7% in consolidated gross margin percentage was primarily due to the following factors:

    o   An increase in NRE revenue in the second quarter of fiscal 2006;
    o Favourable changes in BlackBerry handheld product mix in the second quarter of fiscal 2006;
    o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers in the second quarter of fiscal 2006 compared to the second quarter of fiscal 2005; and
    o A decline in amortization expense as a percentage of consolidated revenue in the second quarter of fiscal 2006 compared to the second quarter of fiscal 2005, as the Company continues to realize economies of scale in its manufacturing and service operations.

During the second quarter of fiscal 2006, the Company recorded charges to Cost of Sales for an incremental warranty provision, due to a change in the estimated return rates and average repair cost per unit for certain handheld product lines, and for the write-down of certain excess and obsolete sundry and accessories inventories to their respective estimated net realizable values. These two charges totalled $6.2 million or 1.3% of consolidated revenues.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for the quarter ended August 27, 2005 compared to the quarter ended May 28, 2005 and the quarter ended August 28, 2004. The Company believes it is meaningful to provide a comparison between the second quarter and the first quarter of fiscal 2006 given the quarterly increases in revenue realized by the Company during fiscal 2006.

                                                   Three Month Fiscal Periods Ended
                                 August 27, 2005               May 28, 2005             August 28, 2004
                          ----------------------------------------------------------------------------------
                                 $            % of                       % of                        % of
                                            Revenue           $         Revenue          $          Revenue

Revenue                      $ 490,082                   $ 453,948                   $ 310,182
                          ----------------------------------------------------------------------------------

Research and development      $ 37,677         7.7%      $  34,534         7.6%      $  24,588         7.9%
Selling, marketing and
administration                  72,263        14.7%         62,871        13.8%         44,016        14.2%
Amortization                    11,549         2.4%         10,283         2.3%          9,442         3.1%
                          ----------------------------------------------------------------------------------
                             $ 121,489        24.8%      $ 107,688        23.7%      $  78,046        25.2%
                          ==================================================================================

Research and Development

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology and office infrastructure support, and travel.

Research and development expenditures increased by $13.1 million to $37.7 million, or 7.7% of revenue, in the quarter ended August 27, 2005, compared to $24.6 million, or 7.9% of revenue, in the second quarter of fiscal 2005. The majority of the increases during the second quarter of fiscal 2006, compared to the second quarter of fiscal 2005, were attributable to salaries and benefits, third party new product development costs, office and related staffing infrastructure costs and travel.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, legal, audit and other professional fees, related information technology and office infrastructure support, recruiting, and foreign exchange gain or loss.

Selling, marketing and administrative expenses increased by $28.3 million to $72.3 million, or 14.7% of revenue, for the second quarter of fiscal 2006 compared to $44.0 million, or 14.2% of revenue, for the comparable period in fiscal 2005.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


The net increase of $28.2 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense, consulting and external advisory costs, travel, legal and professional fees, and office and related staffing infrastructure costs.

Litigation

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended February 26, 2005, February 28, 2004 and March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents. See also note 10 - Litigation to the Consolidated Financial Statements.

 The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. On June 7, 2004, the Company and NTP each made oral submissions before the CAFC.

On December 14, 2004, the CAFC ruled on the appeal by the Company of the District Court's judgment. The CAFC concluded that the District Court erred in construing the claim term "originating processor", which appears in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The CAFC further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

The CAFC December 2004 decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The CAFC ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. Accordingly, the CAFC decision would vacate the District Court's judgment and the injunction, and remand the case to the District Court for further proceedings consistent with the CAFC's ruling. As a result, the CAFC would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing.

During the fourth quarter of fiscal 2005, the Company and NTP entered into settlement negotiations, which concluded with the parties announcing the signing of a binding Term Sheet on March 16, 2005, that resolves all current litigation between them. As part of the resolution, NTP grants RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution relates to all NTP patents involved in the current litigation as well as all current

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and independent software vendor ("ISV") partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology. RIM will pay to NTP $450 million in final and full resolution (the "resolution amount") of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward.

During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset.

On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, RIM would take court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. In order to enforce the Term Sheet, RIM filed a Motion to Stay Appeal and Remand for Enforcement of Settlement Agreement, which requests that the CAFC stay the appeal and remand to the District Court to enforce the Term Sheet.

On June 9, 2005, NTP filed its Response with the CAFC, in which it opposed RIM's motion and alleged there was, and is, no settlement agreement reached by the parties. NTP's Response asked the CAFC to dispose of RIM's petition for rehearing, and remand the patent dispute to the District Court for the further proceedings contemplated in the CAFC's December 14, 2004 decision. On June 13, 2005, RIM filed its Reply with the CAFC.

During the first quarter of fiscal 2006, the Company recorded an expense of $6.5 million to account for incremental current and estimated future legal and professional fees.

On August 2, 2005, the CAFC issued a ruling that denied RIM's motion to stay the appeal and to remand the case to the District Court to enforce the settlement terms. The CAFC was not asked to and did not rule on the enforcement of the settlement and therefore the effect of this ruling is to leave matters relating to the enforcement of the settlement to be decided by the District Court at that point when the case is remanded there.

In addition to the denial of the stay motion, the CAFC also issued a ruling on the appeal proceedings on August 2, 2005. In January 2005, RIM had petitioned the CAFC for a rehearing of the CAFC's initial December 14, 2004 ruling by the three-judge panel and/or en banc review by all active judges of the CAFC. In its August 2, 2005 ruling, the CAFC granted RIM's petition for rehearing by the three-judge panel, thereby rendering moot the petition for en banc review. In its ruling, the three-judge panel of the CAFC formally withdrew its original decision of December 14, 2004, and replaced it with a new decision.

At trial in the District Court in 2002, NTP had successfully asserted 16 claims of five patents against RIM. The August 2, 2005 CAFC decision would reverse the District Court's ruling of infringement on six of the 16 claims, and find that RIM does not infringe those six claims. Consistent with its prior ruling, the CAFC also would vacate the District Court's finding of infringement of an additional three of the 16 patent claims

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


because the District Court erred in construing their scope, and would remand to the District Court for further proceedings based on the new claim construction. Infringement of the remaining seven claims of the NTP patents would be affirmed in the August 2, 2005 ruling.

Consistent with its prior ruling, the CAFC also would vacate the damages award and injunction imposed by the District Court and order further proceedings.

On August 16, 2005, RIM petitioned the CAFC for a rehearing of the CAFC's August 2 ruling as to the affirmed patent claims by the three-judge panel and/or en banc review by all active judges of the CAFC. The CAFC requested that NTP file a response. NTP filed a response on August 31, 2005. RIM's petition currently is pending before the CAFC. RIM continues to explore all of its available options with respect to the NTP matter, including a possible appeal to the United States Supreme Court of any adverse ruling from the CAFC, and will act to protect the Company's interests.

During the second quarter of fiscal 2006, the Company recorded an expense of $6.6 million to account for incremental current and estimated future legal and professional fees.

As at the end of the Company's current fiscal period, the likelihood of any further loss and the ultimate amount of such loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above and in note 10 to the Consolidated Financial Statements, have been provided for as NTP litigation expenses as at August 27, 2005. The actual resolution of the NTP matter may materially differ from the provisions recorded as at August 27, 2005 as a result of future rulings by the courts, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favorably. If a further injunction is granted to NTP and RIM is not able to promptly vacate, stay or overturn the injunction, provide services or products outside the scope of the NTP patents, or enter into a license with NTP on reasonable terms: (a) RIM may be unable to continue to export or make available for sale its wireless handhelds and software into the United States and/or make available BlackBerry service to users in the United States, which is the largest market for RIM's products and services; and (b) the Company may have to terminate the contractual arrangements with its customers, carriers and resellers in the United States, and the Company could be subject to claims for any losses incurred or claims against such customers, carriers and resellers. While RIM maintains that an injunction is inappropriate given the facts of the case and recent doubts raised as to the validity of the patents in question, it will ultimately be up to the courts to decide these matters and there can be no assurance of a favorable outcome of any litigation.

Investment Income

Investment income increased by $7.1 million to $15.7 million in the second quarter of fiscal 2006 from $8.6 million in the comparable period of fiscal 2005. The increase primarily reflects improved interest rate yields as well as the increase in cash, cash equivalents, short-term investments and investments during the current quarter compared to the prior year's fiscal period.

Income Taxes

For the second quarter of fiscal 2006, the Company's income tax expense with respect to net income earned was $45.5 million, resulting in an effective tax rate of 29.1%.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


For the second quarter of fiscal 2005, the Company's income tax expense with respect to net income earned was $0.3 million and pertained to Canadian large corporation taxes and certain other minimum and foreign taxes. The Company's remaining income tax expense was offset by the utilization of previously unrecognized deferred tax assets. As at August 28, 2004, the Company had determined that it was not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax assets.

Net Income

Net income was $111.1 million, or $0.58 per share basic and $0.56 per share diluted, in the second quarter of fiscal 2006 compared to net income of $70.6 million, or $0.38 per share basic and $0.36 per share diluted, in the prior year's comparable period.

Six months ended August 27, 2005 compared to the six months ended
August 28, 2004

Revenue

Revenue for the first half of fiscal 2006 was $944.0 million, an increase of $364.2 million, or 62.8%, from $579.8 million in the first six months of fiscal 2005.

A comparative breakdown of the significant revenue streams is set forth in the following table:


                                             Six Months Ended                         Change Fiscal
                                 August 27, 2005           August 28, 2004              2006/2005
                            --------------------------------------------------------------------------
Number of handhelds sold   |    1,799,000           |   1,025,000             |    774,000      75.5% |
                           |==============          |=============            |=======================|
ASP                        |  $       365           |  $      394             |  $     (29)     (7.4%)|
                           |==============          |=============            |=======================|
Revenue                    |                        |                         |                       |
 Handhelds                 |  $   656,833      69.6%|  $  404,050      69.7%  |  $ 252,783      62.6% |
 Service                   |      162,510      17.2%|     106,374      18.3%  |     56,136      52.8% |
 Software                  |       87,994       9.3%|      50,264       8.7%  |     37,730      75.1% |
 Other                     |       36,693       3.9%|      19,105       3.3%  |     17,588      92.1% |
                           |------------------------|-------------------------|-----------------------|
                           |  $   944,030     100.0%|  $  579,793     100.0%  |  $ 364,237      62.8% |
                           |========================|=========================|=======================|
                            ------------------------                           -----------------------

Handheld revenue increased by $252.8 million, or 62.6%, to $656.8 million, or 69.6% of consolidated revenue, in the first six months of fiscal 2006 compared to $404.0 million, or 69.7%, of consolidated revenue in the first half of fiscal 2005. This increase in handheld revenue over the prior year's period is primarily attributable to a volume increase of 774,000 units or 75.5% to approximately 1,799,000 units in the first six months of fiscal 2006, compared to approximately 1,025,000 units in the first half of fiscal 2005, partially offset by a decrease of $29 or 7.4%, in ASP to $365 in the current six month fiscal period from $394 in the first half of fiscal 2005.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


Service revenue increased $56.1 million, or 52.8%, to $162.5 million and comprised 17.2% of consolidated revenue in the first six months of fiscal 2006, compared to $106.4 million, or 18.3% of consolidated revenue in the first six months of fiscal 2005.

Software revenue increased $37.7 million, or 75.1%, to $88.0 million in the first six months of fiscal 2006 from $50.3 million in the first half of fiscal 2005.

Other revenue increased by $17.6 million to $36.7 million in the first six months of fiscal 2006 compared to $19.1 million in the first half of fiscal 2005. The majority of the increase was attributable to increases in non-warranty repair, NRE and accessories revenue.

Gross Margin

Gross margin increased by $225.9 million, or 77.0 %, to $519.2 million, or 55.0% of revenue, in the first six months of fiscal 2006, compared to $293.3 million, or 50.6% of revenue, in the same period of the previous fiscal year. The impact of the aforementioned $6.2 million provision for incremental warranty and inventory write-downs recorded in the second quarter of fiscal 2006 represented 0.7% of gross margin. The net improvement of 4.4% in consolidated gross margin percentage was primarily due to the following factors:

    o Software revenue at $88.0 million comprised 9.3% of the consolidated revenue mix in the first six months of fiscal 2006, compared to $50.3 million and 8.7% respectively in the first six months of fiscal 2005;
    o   An increase in NRE revenue in the first six months of fiscal 2006;
    o Favourable changes in BlackBerry handheld product mix in the first six months of fiscal 2006;
    o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers in the first six months of fiscal 2006 compared to the first half of fiscal 2005; and
    o A decline in amortization expense as a percentage of consolidated revenue in the first six months of fiscal 2006 compared to the first half of fiscal 2005, as the Company continues to realize economies of scale in its manufacturing and service operations.

Research and Development

Research and development expenditures increased by $27.2 million to $72.2 million, or 7.6% of revenue, in the six months ended August 27, 2005, compared to $45.0 million, or 7.8% of revenue, in the first six months of fiscal 2005. The majority of the increases during the first six months of fiscal 2006, compared to fiscal 2005, were attributable to salaries and benefits, third party new product development costs, travel, office and related staffing infrastructure costs.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses increased by $50.3 million to $135.1 million for the first six months of fiscal 2006 compared to $84.8 million for the comparable period in fiscal 2005. As a percentage of revenue, selling, marketing and administrative expenses declined to 14.3% in the current fiscal period versus 14.6% in the comparable preceding fiscal period.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


The net increase of $50.3 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense, consulting and external advisory costs, travel, and office and related staffing infrastructure costs.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


Investment Income

Investment income increased by $14.5 million to $29.5 million in the first six months of fiscal 2006 from $15.0 million in the comparable period of fiscal 2005. The increase primarily reflects improved interest rate yields as well as the increase in cash, cash equivalents, short-term investments and investments during the current fiscal period.

Income Taxes

For the first six months of fiscal 2006, the Company's income tax expense was $62.9 million, resulting in an effective tax rate of 20.5%. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company recognizing incremental cumulative ITC's attributable to prior fiscal years. ITC's are generated as a result of the Company incurring eligible SR&ED expenditures, which, under the "flow-through" method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favourable tax ruling involving another Canadian technology corporation, but also applicable to the Company. The tax ruling determined that stock option benefits are considered eligible SR&ED expenditures.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

For the first six months of fiscal 2005, the Company's income tax expense was $0.6 million and pertained to Canadian large corporation taxes and certain other minimum and foreign taxes. The Company's remaining income tax expense was offset by the utilization of previously unrecognized deferred tax assets.

Net Income

Net income was $243.6 million, or $1.28 per share basic and $1.23 per share diluted, in the first six months of fiscal 2006 compared to net income of $125.6 million, or $0.67 per share basic and $0.64 per share diluted, in the prior year's comparable period.


Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and investments increased by $115.9 million to $1.90 billion as at August 27, 2005 from $1.78 billion as at May 28, 2005. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at August 27, 2005.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005

                                      As at August 27,     As at May 28,   Change - Fiscal
                                            2005               2005           2006/2005
                                    ------------------------------------------------------
Cash and cash equivalents               $  1,083,390        $  912,324        $ 171,066
Short-term investments                       123,593           202,671          (79,078)
Investments                                  691,598           667,712           23,886
                                    ------------------------------------------------------
Cash, cash equivalents, short-term
investments and investments             $  1,898,581      $  1,782,707        $ 115,874
                                    ======================================================


Three months ended August 27, 2005 compared to the three months ended August 28, 2004

Cash flow provided by operating activities was $174.0 million in the second quarter of fiscal 2006, compared to cash flow provided by operating activities of $54.9 million in the second quarter of the preceding fiscal year, an increase of $119.0 million. The table below summarizes the key components of this net increase.


                                                     Three Months Ended                   Change
                                           August 27, 2005         August 28, 2004      2006/2005
                                       -----------------------------------------------------------
Net income                                 $     111,055           $      70,593        $  40,462

Amortization                                      20,967                  16,738            4,229
Deferred income taxes                             31,532                       -           31,532
Changes in:
  Trade receivables                               (2,100)                 (1,887)            (213)
  Other receivables                               (8,861)                (16,281)           7,420
  Inventory                                       (3,530)                (14,883)          11,353
  Accounts payable                                40,698                   9,142           31,556
  Accrued liabilities                              3,557                  (6,569)          10,126
  All other                                        5,135                  (1,816)           6,951
                                       -----------------------------------------------------------

Changes in working capital items -
before NTP litigation items                      198,453                  55,037          143,416

  Litigation provision                             2,826                  18,022          (15,196)
  Restricted cash                                (27,311)                (18,123)          (9,188)
                                       -----------------------------------------------------------
Sub-total                                        (24,485)                   (101)          (24,384)
                                       -----------------------------------------------------------

Cash flows from operating activities       $     173,968           $      54,936        $ 119,032
                                       ===========================================================


Cash flow provided by financing activities was $3.3 million for the second quarter of fiscal 2006 compared to cash flow provided by financing activities of $12.1 million in the fiscal 2005 comparable period, both primarily attributable to proceeds from the exercise of stock options.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


Cash flow used in investing activities, excluding transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition, amounting to $52.6 million, was $59.3 million for the second quarter of fiscal 2006, including capital asset expenditures of $55.7 million and intangible asset expenditures of $3.6 million. For the second quarter of the prior fiscal year, cash flow used in investing activities, excluding transactions involving the costs of acquisition of short-term investments and investments, net of the proceeds on sale or maturity, amounting to $106.4 million, was $28.9 million and primarily include capital asset expenditures of $19.7 million and intangible asset expenditures of $7.1 million.

Six months ended August 27, 2005 compared to the six months ended
August 28, 2004

Cash flow provided by operating activities was $309.3 million in the first six months of fiscal 2006 compared to cash flow provided by operating activities of $117.3 million in the first six months of the preceding fiscal year, an increase of $192.0 million. The table below summarizes the key components of this net increase.


                                                     Six Months Ended                    Change
                                          August 27, 2005        August 28, 2004       2006/2005
                                        ---------------------------------------------------------
Net income                                $     243,575           $     125,565        $ 118,010

Amortization                                     39,193                  34,794            4,399
Deferred income taxes                            48,921                       -           48,921

Changes in:
     Trade receivables                          (22,357)                (27,638)            5,281
     Other receivables                          (19,537)                (12,647)          (6,890)
     Inventory                                    8,567                 (33,455)          42,022
     Accounts payable                            32,975                  15,707           17,268
     Accrued liabilities                         18,686                  20,390           (1,704)
     All other                                    3,888                  (5,254)           9,142
                                        ---------------------------------------------------------

Changes in working capital items -
before NTP litigation items                     353,911                 117,462          236,449

     Litigation provision                         6,163                  33,206          (27,043)
     Restricted cash                            (50,824)                (33,339)         (17,485)
                                        ---------------------------------------------------------
Sub-total                                       (44,661)                   (133)         (44,528)
                                        ---------------------------------------------------------
Cash flows from operating activities      $     309,250           $     117,329        $ 191,921
                                        =========================================================

Cash flow provided by financing activities was $11.5 million for the first six months of fiscal 2006 compared to cash flow provided by financing activities of $31.7 million in the fiscal 2005 comparable period, both primarily attributable to proceeds from the exercise of stock options.

Cash flow used in investing activities, excluding transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition, amounting to $252.6 million, was $100.7 million for the first six months of fiscal 2006, including capital asset expenditures of $87.0 million and intangible asset expenditures of $9.9 million. For the first six months of the prior fiscal year, cash flow used in investing activities, excluding transactions involving the costs of acquisition of short-term

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


investments and investments, net of the proceeds on sale or maturity, amounting to $583.3 million, was $47.5 million and primarily include capital asset expenditures of $36.9 million and intangible asset expenditures of $8.4 million.

NTP Litigation Funding

See also "Litigation" and notes 10 and 13(a) to the Consolidated Financial Statements.

Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the District Court has required the Company to deposit the sum of the current fiscal period's enhanced compensatory damages amount, calculated as 8.55% of infringing revenue (as determined by the District Court), plus postjudgment interest, into a bank escrow account, subsequent to the end of each fiscal quarter (the "quarterly deposit"). The quarterly deposit is set aside in escrow until the completion of the ongoing litigation with NTP. Subsequent to August 27, 2005, the Company made the quarterly deposit with respect to the second quarter of fiscal 2006 because RIM remains under a court order to do so while the appeal remains pending. The quarterly deposit obligation for the first two quarters of fiscal 2006, and the quarterly deposits for fiscal 2005 and fiscal 2004, are reflected as Restricted cash of $162.8 million on the Consolidated Balance Sheet as at August 27, 2005.

The Company has a $70 million Letter of Credit Facility (the "Facility") in place with a Canadian financial institution and had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP matter, as described in note 10 to the Consolidated Financial Statements. The letter of credit of $48 million excludes the quarterly deposits into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets. The Company has pledged specific investments as security for the Facility.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at August 27, 2005:

                                                                     One to                   Greater
                                                     Less than       Three       Four to     than Five
                                            Total    One Year        Years      Five Years     Years
                                      ----------------------------------------------------------------
                                     |             |
Long-term debt                       |   $   6,841 |   $     239    $  6,602      $     -      $     -
Operating lease obligations          |      17,095 |       3,367       6,436        3,015        4,277
Purchase obligations and commitments |     404,527 |     404,527           -            -            -
Other long-term liabilities          |           - |           -           -            -            -
                                     |-------------|---------------------------------------------------
Total                                |   $ 428,463 |   $ 408,133    $ 13,038      $ 3,015      $ 4,277
                                     |=============|===================================================
                                      -------------

Purchase obligations and commitments of $404.5 million as of August 27, 2005, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as for capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations. The Company may also be liable for certain key suppliers' component part inventories and

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


purchase commitments if the Company's changes to demand plans adversely affects these certain key suppliers.

As of August 27, 2005 the Company has commitments on account of capital expenditures of approximately $18.0 million included in the $404.5 million above, primarily for manufacturing, information technology including service operations and a building.

The Company intends to fund current and future capital and intangible asset expenditure requirements from existing financial resources and cash flows.

The Company has not declared any cash dividends in the last three fiscal years.

Cash, cash equivalents, short-term investments and investments were $1.90 billion as at August 27, 2005. The Company's cash position, net of the $450 million litigation resolution liability, is $1.61 billion, as $162.8 million has already been funded into escrow (see "NTP Litigation Funding"). The Company's believes its financial resources are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. Dollar. The majority of the Company's revenues in fiscal 2006 are transacted in U.S. Dollars, Canadian Dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. Dollars. Other expenses, consisting of the majority of salaries, certain operating costs and most manufacturing overhead, are incurred primarily in Canadian Dollars. At August 27, 2005, approximately 2% of cash and cash equivalents, 35% of trade receivables and 22% of accounts payable and accrued liabilities are denominated in foreign currencies (August 28, 2004 - 1%, 26%, and 16%, respectively). These foreign currencies primarily include the Canadian Dollar, British Pound and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward contracts and options. The Company does not use derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars, to sell Euros and purchase U.S. Dollars, and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at August 27, 2005. As at August 27, 2005, the unrealized gain on these forward contracts was approximately $19.6 million (August 28, 2004 - $7.1 million). These amounts were included in Other current assets and Accumulated other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been designated

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005


as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at August 27, 2005, a gain of $0.2 million was recorded in respect of this amount (August 28, 2004 - $0.1 million). This amount was included in Selling, marketing and administration expenses.

To hedge exposure relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Canadian Dollars and purchase U.S. Dollars, to sell Euros and purchase U.S. Dollars, to sell British Pounds and purchase U.S. Dollars, and to sell Hungarian Forint and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged assets. As at August 27, 2005, a loss of $1.0 million was recorded in respect of this amount (August 28, 2004 - gain of $0.3 million). This amount was included in Selling, marketing and administration expenses.

To hedge exposure relating to foreign currency deferred income taxes, the Company has entered into forward contracts to sell Canadian Dollars and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged asset. As at August 27, 2005, a gain of $0.6 million was recorded in respect of this amount (August 28, 2004 - nil). This amount was included in Selling, marketing and administration expenses.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

RIM has historically been dependent on a number of significant telecommunications carrier customers ("carriers") and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. While the Company sells to a variety of customers, three customers comprised 16%, 16% and 12% of trade receivables as at August 27, 2005 (May 28, 2005 - three customers comprised 16%, 14% and 13%). Additionally, four customers comprised 23%, 15%, 11% and 11% of the Company's fiscal 2006 second quarter sales (second quarter of fiscal 2005 - four customers comprised 14%, 13%, 12% and 10%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at August 27, 2005 the maximum exposure to a single counterparty was 33% of outstanding derivative instruments (August 28, 2004 - 40%).

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
           For the Three Months and Six Months Ended August 27, 2005



The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at August 27, 2005, no single issuer represented more than 8% of the total cash, cash equivalents and investments (August 28, 2004 - no single issuer represented more than 7% of the total cash, cash equivalents and investments).

                                                                     Document 3

                                 FORM 52-109FT2
                                 --------------

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD


I, James Balsillie, the Co-Chief Executive Officer of Research In Motion Limited certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited (the issuer) for the interim period ending August 27, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: October 6, 2005.


/s/ James Balsillie
---------------------------
James Balsillie
Co-Chief Executive Officer

                                                                     Document 4

                                 FORM 52-109FT2
                                 --------------

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD


I, Michael Lazaridis, the Co-Chief Executive Officer of Research In Motion Limited certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings)of Research In Motion Limited (the issuer) for the interim period ending August 27, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: October 6, 2005.



/s/ Michael Lazaridis
--------------------------
Michael Lazaridis
Co-Chief Executive Officer

                                                                     Document 5

                                 FORM 52-109FT2
                                 --------------

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD


I, Dennis Kavelman, the Chief Financial Officer of Research In Motion Limited certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited (the issuer) for the interim period ending August 27, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: October 6, 2005.


/s/ Dennis Kavelman
-----------------------
Dennis Kavelman
Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Research In Motion Limited
                                       ----------------------------------------
                                                        (Registrant)

Date:   October 6, 2005                By:  /s/ Dennis Kavelman
        -------------------------           -----------------------------------
                                                         (Signature)
                                           Dennis Kavelman
                                           Chief Financial Officer